Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

March 24, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Barbara C. Jacobs

Mr. Matthew Crispino

Mr. Stephen Krikorian

Mr. Ryan Rohn

Re:                             2U, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 17, 2014

File No. 333-194079

Ladies and Gentlemen:

On behalf of our client, 2U, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 21, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  The Company is responding to the comments in the Comment Letter (the “Comments”) as set forth below. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Management

Audit Committee, page 106

1.                                      We note that Mr. Haley, who will be a member of your audit committee, is a managing director of Redpoint Ventures, affiliates of which currently own approximately 23% of the company’s common stock and are expected to own approximately 18% following this offering. Please provide us your analysis as to whether Mr. Haley is independent for the purposes of Exchange Act Rule 10A-3(b).

Response to Comment #1:

The Company advises the Staff that, as described on page 106 of the Registration Statement, the Company’s board of directors made an affirmative determination that Mr. Haley is not an affiliate of the Company.  In making that determination, the board considered the fact that there will be two other venture capital fund stockholders each owning more than 5% of the Company’s stock after the offering.  These two venture fund stockholders, Highland Capital Partners and Bessemer Venture Partners, together with another venture capital fund stockholder, GSV Capital Corp., will each have a representative serving on the Company’s board of directors and will own approximately 18.9% of the Company’s outstanding common stock in the aggregate following the offering, which is greater than the anticipated ownership of the funds affiliated with Redpoint Ventures.  In addition, neither Redpoint Ventures nor any of these other three stockholders will have any veto rights on Company actions.  Therefore, the board concluded that none of the venture capital fund stockholders, including Redpoint Ventures, will have the ability to control the Company, and therefore that none of those stockholders should be considered an “affiliated person” that would preclude audit committee service under paragraph (b)(1)(ii)(B) of Rule 10A-3.

Exhibit 1.1

2.                                      Please revise this exhibit to include the form of lock-up agreement.

Response to Comment #2:

In response to the Staff’s comment, the Company has filed an updated Exhibit 1.1 with the form of lock-up agreement included.

Exhibit 5.1

3.                                      We note the statement in the opinion that the Selling Stockholder Shares are “duly paid.” Please revise to indicate that the shares are “fully paid” or advise.

Response to Comment #3:

In response to the Staff’s comment, the Company has filed an updated Exhibit 5.1.

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As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                                Christopher J. Paucek, 2U, Inc.

Catherine Graham, 2U, Inc.

Todd Glassman, 2U, Inc.

William J. Schnoor, Goodwin Procter LLP